Exhibit 99.1

BANCO SANTANDER CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of December 31, 2017 The principal balances and results accumulated for the period ending December 2017 (Amounts in millions of Chilean pesos). SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Principal assets Ch$ million Cash and deposits in banks 1,452,922 Interbank loans, net 162,599 Loans and accounts receivables from customers, net 26,747,542 Total investments 3,060,282 Financial derivative contracts 2,238,647 Other asset items 2,142,287 Total assets 35,804,279 Principal liabilities Ch$ million Deposits and other demand liabilities 7,768,166 Time deposits and other time liabilities 11,913,945 Financial derivative contracts 2,139,488 Issued debt instruments 7,093,653 Other liabilities items 3,780,964 Total equity 3,108,063 Total liabilities 35,804,279 Equity attributable to: Equity holders of the Bank 3,066,180 Non-controlling interest 41,883 FELIPE CONTRERAS FAJARDO Chief Accounting Officer SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Operational results Ch$ million Net interest income 1,326,691 Net fee and commission income 279,063 Result from financial operations 129,752 Total operating income 1,735,506 Provision for loan losses (299,205) Support expenses (704,893) Other results (10,532) Income before tax 720,876 Income tax expense (143,613) Net income for the period 577,263 Attributable to: Equity holders of the Bank 564,815 Non-controlling interest 12,448 CLAUDIO MELANDRI HINIJOSA Chief Executive Officer

BANCO SANTANDER CHILE Y AFILIADAS INFORMACIÓN FINANCIERA CONSOLIDADA Al 31 de diciembre de 2017 A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de diciembre de 2017 (cifras en millones de pesos). ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO Principales rubros del activo MM$ Efectivo y depósitos en bancos 1.452.922 Adeudado por bancos 162.599 Créditos a clientes totales 26.747.542 Inversiones totales 3.060.282 Contratos de derivados financieros 2.238.647 Otros rubros del activo 2.142.287 Total Activos 35.804.279 Principales rubros del pasivo MM$ Depósitos y otras obligaciones a la vista 7.768.166 Depósitos y otras captaciones a plazo 11.913.945 Contratos de derivados financieros 2.139.488 Instrumentos de deuda emitidos 7.093.653 Otros rubros del pasivo 3.780.964 Total patrimonio 3.108.063 Total Pasivos 35.804.279 Patrimonio atribuible a: Tenedores patrimoniales del Banco 3.066.180 Interés no controlador 41.883 FELIPE CONTRERAS FAJARDO Gerente de Contabilidad ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO Resultados operacionales MM$ Ingreso neto por intereses y reajustes 1.326.691 Ingreso neto de comisiones 279.063 Resultado de operaciones financieras 129.752 Total ingresos operacionales 1.735.506 Provisiones por riesgo de crédito (299.205) Gastos de apoyo (704.893) Otros resultados (10.532) Resultado antes de impuesto 720.876 Impuesto a la renta (143.613) Utilidad consolidada del period 577.263 Resultado atribuible a: Tenedores patrimoniales del Banco 564.815 Interés no controlador 12.448 CLAUDIO MELANDRI HINIJOSA Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS, but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence.